FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of August, 2009
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica — Performance Share Plan	4

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES
General Secretary and
Secretary to the Board of Directors
TELEFÓNICA, S.A.

In accordance with article 47 of Royal Decree 1362/2007 of October 19, and article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), TELEFÓNICA, S.A. hereby reports the following

RELEVANT INFORMATION

In accordance with the general terms and conditions of the “Performance Share Plan 2006”(PSP) authorised by the Annual General Shareholders’ Meeting of the Company held on June 21st, 2006, the Board of Directors of TELEFÓNICA, S.A, at its meeting held on July 29, 2009, has agreed to proceed with the delivery of the total number of shares allotted to the beneficiaries for the first cycle (2006-2009) of this Plan, as long as the Total Shareholder Return (TSR) on TELEFÓNICA, S.A. shares has been higher, during this cycle, than the TSR of the companies that account for 75% of the Comparison Group’s stock market capitalisation.
In accordance with the above, it is attached as Schedule I the breakdown of shares delivered to the Directors and Executive Officers of TELEFÓNICA, S.A who are beneficiaries of this Plan.
Additionally, the Board of Directors resolved, preceded by the relevant favourable report of the Nominating, Compensation and Corporate Governance Committee, to allocate the shares corresponding to the fourth cycle (2009-2012) of the said Plan, as per the attached breakdown, included as Schedule II, as far as Directors and Executive Officers are concerned.
Madrid, August 3, 2009.
Gran Vía, 28 — 9a Planta — 28013 Madrid

Communication of remuneration plans for Directors or Executive Officers
(Royal Decree 1362/2007 of October 19th)
SCHEDULE I
LIST OF DIRECTORS AND EXECUTIVE OFFICERS WHO ARE BENEFICIARIES OF
THE PLAN
(FIRST CYCLE 2006-2009)
I.- Executive Directors

	Number of shares	Percentage of share
First name and surname	delivered	capital
Mr. César Alierta Izuel	129,183	0.003%
Mr. Julio Linares López	65,472	0.001%
Mr. José María Álvarez-Pallete López	62,354	0.001%
II.- Executive Officers

	Number of shares	Percentage of share
First name and surname	delivered	capital
Mr. Santiago Fernández Valbuena	62,354	0.001%
Mr. Guillermo Ansaldo Lutz	36,165	0.001%
Mr. Matthew Key*	91,037	0.002%
Mr. Luis Abril Pérez	38,036	0.001%
Mr. Calixto Ríos Pérez*	19,244	0.000%
Mr. Ramiro Sánchez de Lerín García-Ovies	37,412	0.001%

*
It is stated that the number of shares delivered to the beneficiary is lower than the number of shares allotted included in the table, because the number of shares equivalent to the amount to be withheld for tax purposes in the case of Spanish tax residents has been deducted from the total amount of shares allotted.

Gran Vía, 28 — 9a Planta — 28013 Madrid

Communication of remuneration plans for Directors or Executive Officers
(Royal Decree 1362/2007 of October 19th)
SCHEDULE II
LIST OF DIRECTORS AND EXECUTIVE OFFICERS WHO ARE BENEFICIARIES OF
THE PLAN
(FOURTH CYCLE 2009-2012)
I.- Executive Directors.

	Maximum number of	Percentage of share
First name and surname	shares allotted	capital
Mr. César Alierta Izuel	173,716	0.004%
Mr. Julio Linares López	130,287	0.003%
Mr. José María Álvarez-Pallete López	78,962	0.002%
II.- Executive Officers.

	Maximum number of	Percentage of share
First name and surname	shares allotted	capital
Mr. Santiago Fernández Valbuena	78,962	0.002%
Mr. Guillermo Ansaldo Lutz	77,872	0.002%
Mr. Matthew Key	111,995	0.002%
Mr. Luis Abril Pérez	55,141	0.001%
Mr. Calixto Ríos Pérez	16,572	0.000%
Mr. Ramiro Sánchez de Lerín García-Ovies	54,237	0.001%
Gran Vía, 28 — 9a Planta — 28013 Madrid

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: August 3rd, 2009	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors